UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 32ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 28, 2017, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 32nd Ordinary General Meeting of Shareholders held on June 27, 2017 pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: June 28, 2017

1.	Reasons for filing

At the 32nd Ordinary General Meeting of Shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 27, 2017, one matter was resolved as stated below. NTT is filing this Extraordinary Report pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the Ordinary General Meeting of Shareholders was held:

June 27, 2017

(2)	Matter resolved:

Item Distribution of Earned Surplus

1.	Matters relating to year-end dividends

i.	Type of asset to be distributed: Cash

ii.	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per share of common stock:	¥60
Total amount of dividends:	¥120,922,050,660

iii.	Date on which the dividend becomes effective: June 28, 2017

(3)	Status of voting rights:

Number of shareholders holding voting rights	681,339 shareholders
Total number of voting rights	20,127,221 voting rights

(4)	Number of voting rights exercised for approval or disapproval of or abstention from the matter resolved, requirements for adopting the resolution and results thereof:

Item	Approval(a)	Disapproval	Abstention	Total number of voting rights exercised(b)	Approval rate ((a)/(b))	Results of resolutions
Distribution of Earned Surplus	16,295,467 voting rights	12,274 voting rights	2,911 voting rights	16,469,398 voting rights	98.94%	Adopted

Notes: (1)	The requirement for adopting the resolution above is a majority vote in favor of the resolution of shareholders entitled to exercise their voting rights present at the meeting.

(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the Ordinary General Meeting of Shareholders plus the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not including certain voting rights held by shareholders attending the Ordinary General Meeting in the number of voting rights exercised for approval or disapproval of or abstention from the matter resolved:

The sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for the matter to be resolved. Accordingly, the number of voting rights held by shareholders (other than principal shareholders) attending the Ordinary General Meeting and exercised for approval, disapproval or abstention have not been included.